UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 34)

B+H OCEAN CARRIERS LTD.
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

055090 10 4
(CUSIP Number)

Deborah Paterson
B+H Ocean Carriers, Ltd.
3rd Floor, Par La Ville Place, 14 ParLaVille Road
Hamilton HM 08 Bermuda
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ÿ

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 055090 10 4

1	name of reporting person s.s. or i.r.s. identification no. of above person Michael S. Hudner S. S. No.: ###-##-####
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 3,509,683 shares (See Item 5)
	9	sole dispositive power - 0 -
	10	shared dispositive power 3,509,683 shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 3,502,183 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 48.19%
14	type of reporting person* IN

Schedule 13D
CUSIP No. 055090 10 4

1	name of reporting person s.s. or i.r.s. identification no. of above person Trevor J. Williams S. S. No.: None
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United Kingdom

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 3,509,683 shares (See Item 5)
	9	sole dispositive power - 0 -
	10	shared dispositive power 3,509,683shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 3,502,183 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 48.19%
14	type of reporting person* IN

Schedule 13D
CUSIP No. 055090 10 4

1	name of reporting person s.s. or i.r.s. identification no. of above person Devonport Holdings Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 -
	8	shared voting power 1,289,567 shares (See Item 5)
	9	sole dispositive power - 0 -
	10	shared dispositive power 1,289,567 shares (See Item 5)

11	aggregate amount beneficially owned by each reporting person 1,289,567 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 18.21%
14	type of reporting person* CO

Schedule 13D
CUSIP No. 055090 10 4

1	name of reporting person s.s. or i.r.s. identification no. of above person B+H/Equimar 95 Associates, L.P. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Marshall Islands

number of shares beneficially owned by each reporting person with	7	sole voting power (See Items 3 and 5)
	8	shared voting power ---
	9	sole dispositive power ---
	10	shared dispositive power ---

11	aggregate amount beneficially owned by each reporting person 0 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 0%
14	type of reporting person* PN

Schedule 13D
CUSIP No. 055090 10 4

1	name of reporting person s.s. or i.r.s. identification no. of above person Fundamental Securities International Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power (See Item 5)
	8	shared voting power 1,289,567 (See Items 3 and 5)
	9	sole dispositive power ---
	10	shared dispositive power 1,289,567 (See Items 3 and 5)

11	aggregate amount beneficially owned by each reporting person 1,289,567 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 18.21%
14	type of reporting person* CO

Schedule 13D
CUSIP No. 055090 10 4

1	name of reporting person s.s. or i.r.s. identification no. of above person Northhampton Holdings, Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization British Virgin Islands

number of shares beneficially owned by each reporting person with	7	sole voting power - 0 - (See Item 5)
	8	shared voting power 2,011,926 (See Item 5)
	9	sole dispositive power - 0 -
	10	shared dispositive power 2,011,926 (See Item 5)

11	aggregate amount beneficially owned by each reporting person 2,011,926 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 28.41%
14	type of reporting person* CO

Schedule 13D
CUSIP No. 055090 10 4

1	name of reporting person s.s. or i.r.s. identification no. of above person B+H Management, Ltd. I.R.S. Identification No.: None
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	source of funds* Not applicable
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Bermuda

number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 231,460 (See Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 231,460 (See Item 5)

11	aggregate amount beneficially owned by each reporting person 231,460 shares (See Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 3.18%
14	type of reporting person* CO

Item 1. Security and Issuer.

This Statement on Schedule 13D, Amendment 34, relates to the shares of Common Stock, $.01 par value per share (the "Shares"), of B+H Ocean Carriers Ltd., a Liberian corporation (the “Issuer”). The principal executive offices of the Company are located at 14 Par La Ville Place, 3rd Floor, Hamilton HMO8, Bermuda.

Item 2. Identity and Background.

This Amendment No. 34 amends and supplements the Statement on Schedule 13D previously filed by Michael S. Hudner, Trevor J. Williams, Devonport Holdings Ltd. (“Devonport”), B+H/Equimar 95 Associates, L.P. (“Equimar 95”), Fundamental Securities International Ltd. (“Fundamental”), and Northhampton Holdings, Ltd. (“NHL”) with respect to the Shares. This amendment includes B+H Management Ltd. (“BHM”) which owns shares and options to purchase Shares of the Issuer.

Devonport is a British Virgin Islands corporation and is a general partner of Hamilton Holdings Company (“Hamilton”), a limited partnership which is the majority shareholder of Equimar Holdings, Ltd. (“Equimar Holdings”). Mr. Hudner is a general partner of Hamilton.

Equimar 95 is a Marshall Islands limited partnership whose general partner is B+H Equimar 95 Inc., a Liberian corporation (“B+H Equimar 95”). As the general partner, B+H Equimar 95 controls Equimar 95, and the limited partners of Equimar 95 have no rights to influence directly or indirectly the policy decisions of B+H Equimar 95. Mr. Williams is both President and director of Equimar 95. B+H Equimar 95 is an indirect wholly-owned subsidiary of Equimar Holdings.

Fundamental, a British Virgin Islands corporation, is a wholly-owned subsidiary of Equimar Holdings. Mr. Williams is both president and director of Fundamental, and Mr. Hudner is a general partner of Hamilton which is, indirectly, the parent of Fundamental. Equimar 95 and Fundamental hold 60.6% and 30.3% of the shares of the common stock of NHL, respectively.

Mr. Hudner is a 45% shareholder, a director and President of BHM, a Bermuda corporation. Mr. Williams is a 20% shareholder and a vice president of BHM.

Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting power and dispositive power of the 2,011,926 and 1,289,567 shares of Common Stock held by NHL and Fundamental, respectively and the 200,690 options held by BHM.

None of the reporting persons has (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws or (ii) been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration.
Working Capital.

Item 4. Purpose of transaction.
The purpose of the transaction reported on this Schedule 13D, Amendment No. 34, was the exercise of options to purchase 30,770 Shares.

Item 5. Interest in the Securities of the Issuer.
(a)
Devonport beneficially owns an aggregate of 1,289,567 Shares representing a beneficial ownership percentage of 18.21%. NHL beneficially owns an aggregate of 2,011,926 Shares, representing a beneficial ownership percentage of 28.41%. Fundamental is a wholly-owned subsidiary of Equimar Holdings. Equimar 95 and Fundamental hold 60.6% and 30.3% of the shares of the common stock of NHL, respectively, and Equimar 95 may be deemed to be the beneficial owner of Shares beneficially owned by NHL. BHM owns beneficially an aggregate of 231,460 Shares (including 200,690 Shares issuable upon exercise of options expiring in 2011), representing a beneficial ownership percentage of 3.18%. Mr. Williams is both vice president and director of Fundamental and BHM. Mr. Hudner is both president and director of BHM, and Mr. Hudner is a general partner of Hamilton which is, indirectly, the parent of Fundamental. Accordingly, Mr. Hudner and Mr. Williams may be deemed to share voting power and dispositive power of the 2,011,926, 1,266,297 and 231,460 Shares held by NHL, Fundamental and BHM, respectively, representing an aggregate beneficial ownership percentage of 48.19%.

(b)	Mr. Hudner and Mr. Williams may be deemed to share voting power and dispositive power of the 2,011,926, 1,266,297 and 231,460 Shares held by NHL, Fundamental and BHM, respectively.
(c)	This Amendment No. 34 reports the purchase of 30,770 Shares upon exercise of options by BHM on August 23, 2006.
(d)	Not Applicable.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5(a) above.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement, dated as of August 23, 2006, by and among the reporting persons.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 23, 2006

By: /s/ Michael S. Hudner
Michael S. Hudner

By: /s/ Trevor J. Williams
Trevor J. Williams

DEVONPORT HOLDINGS LTD.

By /s/ Trevor J. Williams
Trevor J. Williams

B+H/EQUIMAR 95 ASSOCIATES, L.P.
By B+H Equimar 95 Inc., its
General Partner

By: /s/ Michael S. Hudner
Michael S. Hudner

FUNDAMENTAL SECURITIES INTERNATIONAL, LTD.

By /s/ Trevor J. Williams
Trevor J. Williams

NORTHHAMPTON HOLDINGS, LTD.

By /s/ Trevor J. Williams
Trevor J. Williams

B + H MANAGEMENT LTD.

By /s/ Trevor J. Williams
Trevor J. Williams

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of B + H Ocean Carriers Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 23, 2006.

By: /s/ Michael S. Hudner
Michael S. Hudner

By: /s/ Trevor J. Williams
Trevor J. Williams

DEVONPORT HOLDINGS LTD.

By /s/ Trevor J. Williams
Trevor J. Williams

B+H/EQUIMAR 95 ASSOCIATES, L.P.
By B+H Equimar 95 Inc., its
General Partner

By: /s/ Michael S. Hudner
Michael S. Hudner

FUNDAMENTAL SECURITIES INTERNATIONAL, LTD.

By /s/ Trevor J. Williams
Trevor J. Williams

NORTHHAMPTON HOLDINGS, LTD.

By /s/ Trevor J. Williams
Trevor J. Williams

B + H MANAGEMENT LTD.

By /s/ Trevor J. Williams
Trevor J. Williams